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EXHIBIT 12.1

ABGENIX, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands)
Earnings:
Loss before income tax expense	$(187,478)	$(196,345)	$(208,898)	$(60,856)	$(8,793)
Add: Fixed charges	15,952	15,447	13,556	4,678	1,306
Amortization of capitalized interest	163	99	1	—	—
Less: Capitalized interest	(1,687)	(2,470)	(1,924)	—	—

	$(173,050)	$(183,269)	$(197,265)	$(56,178)	$(7,487)

Fixed charges:
Interest expense	$7,233	$5,784	$4,830	$259	$39
Capitalized interest	1,687	2,470	1,924	—	—
Estimated interest portion of rental expense	7,032	7,193	6,802	4,419	1,267

	$15,952	$15,447	$13,556	$4,678	$1,306

Deficiency of earnings to fixed charges	$(189,002)	$(198,716)	$(210,821)	$(60,856)	$(8,793)

Ratio of earnings to fixed charges	—	—	—	—	—

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  EXHIBIT 12.1